EXHIBIT 21
Registrant’s Wholly-Owned Subsidiaries:
Peerless Systems Imaging Products, Inc., a Washington corporation
Peerless Systems K.K., a Japanese corporation
Cue Imaging Corporation, a Delaware corporation
Peerless Document Management Corporation, a Delaware corporation